File no: 0-29718

02048568

1-30-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
JUL 09 2002
WASH. D.C. 155 SECTION

For the month of June, 2002

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

July 2 , 2002

BY XPRESSPOST

FILE NO: 0-29718

U.S. Securities & Exchange Commission
Office of Document Control
Mail Stop (1-2)
450 - 5th Street N.W.
Washington, DC
USA 20549

Attention: File Desk

Dear Sirs:

Re: Las Vegas From Home.com Entertainment Inc. (the "Company")
Your File No. 0-29718

Please find enclosed, for your information and files, 1 originally signed and 7 copies of the Company's Form 6K for the month of June 2002. Each Form 6K contains a News Release dated June 24, BC Form 53-901 dated June 24, News Release dated June 26 and BC Form 53-901 F dated June 26, 2002.

Yours sincerely,

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Isabel A. Kalpakian
Secretary

Enc.

COMPLIANCE.SEC.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

June 24, 2002

Further to the Company's News Release dated April 2, 2002, the Company is pleased to announce that it has closed the non-brokered Private Placement Financing. The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company. Pursuant to this non-brokered Private Placement the Company has issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000. The Private Placement Financing shares which have been issued are subject to a hold period expiring October 20, 2002.

In connection with this non-brokered Private Placement Financing, the Company will pay a finder's fee in the amount of $30,000 to Mr. Harry Migirdic.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

LNRjun24.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")
P.O. Box 10147
#1460-701 West Georgia Street
Vancouver, BC V7Y 1C6

2. Date of Material Change:

June 26, 2002

3. News Release:

News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

The Company announced that at the Company's Annual General Meeting of its Members, which was held on June 24, 2002, all the resolutions that were proposed to the shareholders of the Company have received the approval of the Company's shareholders. Mr. David Neale who served out his term as a Director of the Company did not seek re-nomination, as a result of which Mr. David Horlington of Montreal, Quebec was elected to replace Mr. David Neale as a Director of the Company.

5. Full Description of Material Change:

See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 26th day of June, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

Chairman

c.c.: Canadian Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27Jun24

SCHEDULE "A"

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

June 26, 2002

The Company is pleased to announce that at the Company's Annual General Meeting of its Members, which was held on June 24, 2002, all the resolutions that were proposed to the shareholders of the Company have received the approval of the Company's shareholders. Mr. David Neale who served out his term as a Director of the Company did not seek re-nomination, as a result of which Mr. David Horlington of Montreal, Quebec was elected to replace Mr. David Neale as a Director of the Company.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRjun26.DOC

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

   Las Vegas From Home.com Entertainment Inc. (the "Company")
   P.O. Box 10147
   #1460-701 West Georgia Street
   Vancouver, BC V7Y 1C6

2. Date of Material Change:

   June 24, 2002

3. News Release:

   News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

   The Company announced that it has closed the non-brokered Private Placement Financing. The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company. Pursuant to this non-brokered Private Placement the Company has issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000. The Private Placement Financing shares which have been issued are subject to a hold period expiring October 20, 2002.

   In connection with this non-brokered Private Placement Financing, the Company will pay a finder's fee in the amount of $30,000 to Mr. Harry Migirdic.

   The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

5. Full Description of Material Change:

   See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of June, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

Chairman

c.c.: Canadian Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27Jun24

SCHEDULE "A"

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

June 24, 2002

Further to the Company's News Release dated April 2, 2002, the Company is pleased to announce that it has closed the non-brokered Private Placement Financing. The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company. Pursuant to this non-brokered Private Placement the Company has issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000. The Private Placement Financing shares which have been issued are subject to a hold period expiring October 20, 2002.

In connection with this non-brokered Private Placement Financing, the Company will pay a finder's fee in the amount of $30,000 to Mr. Harry Migirdic.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRjun24.DOC

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date June 30, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.